Exhibit 99.5
Satyam Computer Services Limited

Description of Business
Satyam Computer Services Limited and its consolidated subsidiaries, Joint Ventures and Associates (hereinafter referred to as “Satyam”) are engaged in providing information technology services, developing software products and business process outsourcing.
Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enables it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the Australia, Canada, China, Dubai, Germany, Hungary, Japan, Malaysia, Singapore, United Kingdom and United States. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. Satyam Computer Services offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Nipuna Services Limited (“Nipuna”) a wholly owned subsidiary of Satyam Computer Services is engaged in providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
Statement on Significant Accounting Policies
a) Basis of Consolidation
The Consolidated Financial Statements include the accounts of Satyam Computer Services and its subsidiary companies. Subsidiary companies are those in which Satyam Computer Services, directly or indirectly, have an interest of more than one half of the voting power or otherwise have power to exercise control over the operations. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal.
All inter company transactions, balances and unrealized surpluses and deficits on transactions between Group companies are eliminated. Consistency in adoption of accounting polices among all group companies is ensured to the extent practicable. Separate disclosure is made of minority interest.
Investments in Business entities over which the company exercises joint control are accounted for using the proportionate consolidation except where the control is considered to be temporary. Investment in associates are accounted for using the equity method.
On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the dilution of interest are recorded as Capital Reserve/Goodwill. Gain or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are transferred to Profit and Loss Account. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.
Minority Interest in subsidiaries represents the minority shareholders proportionate share of net assets and the net income of Satyam’s majority owned subsidiaries.
b) Use of Estimates
The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

Satyam Computer Services Limited

c) Revenue Recognition
i) IT Services
Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed. Satyam Computer Services also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the year in which a loss becomes probable and can be reasonably estimated.
Amounts received or billed in advance of services performed are recorded as advance from customers/unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.
Unearned revenue is calculated on the basis of the unutilized period of time at the Balance Sheet and represents revenue which is expected to be earned in future periods in respect of internet, e-mail services, electronic data interchange and web hosting services.
ii) Business Process Outsourcing
Revenue from per engagement services is recognized based on the number of engagements performed. Revenues from per time period services are recognized based on the time incurred in providing services at contracted rates. Revenue from per incident services is based on the performance of specific criteria at contracted rates.
d) Foreign Currency Transactions/Translations
Transactions in foreign currency are recorded at exchange rate prevailing on the date of transaction.
Monetary assets and liabilities denominated in foreign currency are translated at the rate of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account.
Non-monetary assets and liabilities are translated at the rate prevailing on the date of transaction.
The operations of foreign branches of the company are of integral in nature and the financial statements of these branches are translated using the same principles and procedures of head office.
In case of forward exchange contract or any other financial instruments that is in substance a forward exchange contract to hedge the foreign currency risk which is on account of firm commitment and/or is a highly probable forecast transaction, the premium or discount arising at the inception of the contract is amortized as expense or income over the life of the contract.
Gains/losses on settlement of transaction arising on cancellation or renewal of such a forward exchange contract is recognized as income or as expense for the period.
In all other cases the gain or loss on contract is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period), is recognized in the profit and loss account for the period.
Foreign subsidiaries are non-integral in nature. Assets and Liabilities of such subsidiaries are translated at the year end exchange rate, income and expenditure are translated at the average rate during the period. The resultant translation adjustment is reflected as a separate component of shareholders’ funds as a ‘Currency Translation Reserve’.
e) Fixed Assets
Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.
Gains/losses arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.
Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets

Satyam Computer Services Limited

acquired for less than Rs. 5,000 are entirely depreciated in the year of acquisition.
The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.
Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.
The estimated useful lives are as follows:

Estimated useful lives

Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software — used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Depreciation on assets acquired under a finance lease is provided using the straight-line method over the shorter of the lease term or the useful life of the asset.
Assets under installation or under construction as at the Balance sheet date are shown as capital work in progress. Advances paid towards acquisition of assets are also included under capital work in progress.
f) Goodwill and Other Intangible Assets
Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.
g) Investments
Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or market value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.
h) Inventories
Inventories are stated at the lower of cost and net realizable value. Cost of hardware and software purchased for the purpose of resale is determined using the first-in-first-out method.
i) Employee Benefits
Contributions to defined schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. Satyam Computer Services also provides for gratuity and leave encashment in accordance with the requirements of revised Accounting Standard — 15 “Employee Benefits”.
j) Taxes on Income
Tax expense for a year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

Satyam Computer Services Limited

k) Earnings Per Share
The earnings considered in ascertaining Satyam’s Earnings Per Share comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as at the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.
l) Associate Stock Option Scheme
Stock options granted to the employees under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss account on graded vesting basis over the vesting period of the options. The un-amortized portion of the deferred employee compensation is shown under Reserves and Surplus.
m) Research and Development
Revenue expenditure incurred on research and development is charged to revenue in the year/period in which it is incurred. Assets used for research and development activities are included in fixed assets.
n) Miscellaneous Expenditure
Miscellaneous expenditure is charged to profit and loss account in the period/year in which it is incurred irrespective of its enduring benefit available in future.

Satyam Computer Services Limited
Consolidated Balance Sheet as at March 31, 2007

Rs. in crores
	Schedule	As at	As at
	Reference	31.03.2007	31.03.2006

I. Sources of Funds :
1. Shareholders’ Funds
(a) Share Capital	1	178.94	155.90
(b) Share application money, pending allotment		7.85	1.78
(c) Reserves and Surplus	2	5,565.81	4,159.57

		5,752.60	4,317.25

2. Minority Interest		—	4.15

3. Loan Funds
Secured Loans	3	147.88	102.71

		5,900.48	4,424.11

II. Application of Funds :
1. Fixed Assets	4
(a) Gross Block		1,505.44	1,317.21
(b) Less: Depreciation		984.79	840.21

(c) Net Block		520.65	477.00
(d) Capital Work in Progress		301.69	80.25

		822.34	557.25

2. Investments	5	—	—

3. Deferred Tax Assets (net)	6	43.67	4.62

4. Current Assets, Loans and Advances
(a) Inventories	7	0.02	0.19
(b) Sundry Debtors	8	1,743.17	1,168.42
(c) Cash and Bank Balances	9	3,991.42	3,111.70
(d) Loans and Advances	10	229.61	184.32
(e) Other Current Assets
- Interest Accrued on Fixed Deposits		64.91	110.60

		6,029.13	4,575.23

Less: Current Liabilities and Provisions
(a) Liabilities	11	574.53	437.04
(b) Provisions	12	420.13	275.95

		994.66	712.99

Net Current Assets		5,034.47	3,862.24

		5,900.48	4,424.11

Notes to Accounts	18

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Balance Sheet.
This is the Consolidated Balance Sheet referred          for and on behalf of the Board of Directors
to in our report of even date.

S. Gopalakrishnan	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director

for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G.Jayaraman
	Director	Sr. Vice President (Corp. Governance)
	& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : April 20, 2007		Date : April 20, 2007

Satyam Computer Services Limited
Consolidated Profit and Loss Account for the Year ended March 31, 2007

Rs. in crores
	Schedule	Year ended	Year ended
	Reference	31.03.2007	31.03.2006

Income
Services
- Exports		6,188.12	4,596.74
- Domestic		296.96	195.85
Other Income	13	183.28	333.25

		6,668.36	5,125.84

Expenditure
Personnel Expenses	14	3,857.93	2,804.70
Cost of Software and Hardware sold	15	2.27	2.00
Operating and Administration Expenses	16	1,087.17	819.71
Financial Expenses	17	15.92	5.54
Depreciation		148.44	137.28
Miscellaneous Expenditure Written Off		—	0.07

		5,111.73	3,769.30

Profit Before Taxation		1,556.63	1,356.54
Provision for Taxation — Current		169.38	191.98
- Fringe Benefit		12.89	9.46
- Deferred		(30.26)	6.04

Profit After Taxation and Before share of loss in associate company and Minority Interest		1,404.62	1,149.06

Share of loss in associate company		—	(7.88)
Minority Interest		0.12	0.55

Profit After Taxation and share of loss in associate company and Minority Interest		1,404.74	1,141.73

Add: Balance brought forward from previous year		2,008.48	1,252.80
Less: Residual dividend and additional dividend tax		(0.56)	1.23

Profit Available for Appropriation		3,413.78	2,393.30
Appropriations:

Interim Dividend @ Re. 1.00 per Equity Share of Rs. 2.00 each (2006 — Rs. 2.00 per Equity Share)		65.61	64.46
Final Dividend @ Rs. 2.50 per Equity Share of Rs. 2 each (2006 — Rs. 5.00 per Equity Share)		166.80	163.87
Dividend paid by subsidiary to minority interest		—	0.47
Tax on distributed profits		37.55	32.02
Transfer to General Reserve		142.32	124.00

Balance carried to Balance Sheet		3,001.50	2,008.48

Earnings Per Share (Rs. per equity share of Rs. 2 each)
Basic		21.45	17.73
Diluted		20.98	17.05

No. of Shares used in computing Earnings Per Share
Basic		654,853,959	643,784,984
Diluted		669,705,425	669,626,864

Notes to Accounts	18

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Profit and Loss Account.
This is the Consolidated Profit and Loss Account                     for and on behalf of the Board of Directors
referred to in our report of even date.

S. Gopalakrishnan	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director

for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director	Sr. Vice President (Corp. Governance)
	& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : April 20, 2007		Date : April 20, 2007

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

Rs. in crores
	As at	As at
	31.03.2007	31.03.2006

1. Share Capital

Authorised:
800,000,000 (2006 — 375,000,000) Equity Shares of Rs. 2 each	160.00	75.00

100,000,000 0.05% Convertible Redeemable Cumulative Preference Shares of Rs. 10 each	100.00	100.00

Issued and Subscribed :
667,196,009 (2006 — 324,449,539) Equity Shares of Rs.2 each fully paid-up	133.44	64.89

45,504,999 (2006 — 91,009,999) 0.05% Convertible Redeemable Cumulative Preference Shares of Rs. 10 each fully paid-up	45.50	91.01
(Refer note (d) of Schedule 18)

	178.94	155.90

Out of the above:

4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up Equity Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited

468,289,738 (2006 — 140,595,000) Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of Satyam Computer Services

130,209,472 (2006 — 64,680,600) Equity Shares of Rs. 2 each fully paid-up represent 65,104,736 (2006 — 32,340,300) American Depository Shares

38,116,009 (2006 — 9,909,539) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of Satyam Computer Services pursuant to the Associate Stock Option Plan — B and Associate Stock Option Plan (ADS)

2. Reserves and Surplus

Share Premium Account
As at the commencement of the year	1,028.63	890.94
Add: Received on account of issue of ADS / ASOP	292.55	137.69

	1,321.18	1,028.63

Capital Reserve
As at the commencement of the year	720.14	720.14
Add: Gain on dilution of interest in subsidiary company on its conversion of preference shares to equity shares	45.51	—

	765.65	720.14

General Reserve
As at the commencement of the year	407.15	283.15
Add: Transfer from the Profit and Loss Account	142.32	124.00
Less : Provision for leave encashment (Refer note (q) of Schedule 18)	17.47	—
Less: Utilisation on issue of bonus shares (Refer note (m) of Schedule 18)	65.54	—

	466.46	407.15

Currency Translation Reserve	(5.45)	(5.35)

Employee Stock Options Outstanding	180.61	0.52
Less: Deferred Employee Compensation	164.14	—

	16.47	0.52

Balance in Profit and Loss Account	3,001.50	2,008.48

	5,565.81	4,159.57

3. Secured Loans

Bank Overdraft	3.41	4.90
External Commercial Borrowing	45.55	46.62
Working Capital Loans	43.00	25.05
Export Packing Credit	41.76	13.17
Vehicle Loans	14.16	12.97

	147.88	102.71

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet
4. Fixed Assets

Rs. in crores
	GROSS BLOCK				DEPRECIATION				NET BLOCK
	As at			As at	As at	For the		As at	As at	As at
DESCRIPTION	01.04.2006	Additions	Deletions	31.03.2007	01.04.2006	year @	Deletions	31.03.2007	31.03.2007	31.03.2006

1. Goodwill	93.79	31.44	—	125.23	—	—	—	—	125.23	93.79

2. Land & Land Development
-Freehold*	31.03	7.21	—	38.24	—	—	—	—	38.24	31.03
-Leasehold	8.13	—	—	8.13	0.02	0.01	—	0.03	8.10	8.11

3. Buildings**	101.76	—	—	101.76	13.24	3.60	—	16.84	84.92	88.52

4. Plant and Machinery	840.84	110.63	2.62	948.85	665.45	112.54	1.59	776.40	172.45	175.39
(Including Computers)

5. Office Equipment	27.45	7.38	0.21	34.62	16.29	4.94	0.02	21.21	13.41	11.16

6. Furniture, Fixtures and Interiors	182.74	26.90	0.18	209.46	132.90	20.69	0.16	153.43	56.03	49.84

7. Vehicles	31.47	12.22	4.54	39.15	12.31	6.80	2.23	16.88	22.27	19.16

Total	1,317.21	195.78	7.55	1,505.44	840.21	148.58	4.00	984.79	520.65	477.00

As at 31.03.2006	1,014.22	316.19	13.20	1,317.21	705.65	139.20	4.64	840.21	477.00	—

*	Includes Rs. 12.24 crores (2006 — Rs. 12.24 crores) in respect of which deed of conveyance is pending.

**	Includes Rs. 38.85 crores (2006 — Rs. 38.85 crores) constructed on leasehold land.

@	Depreciation for the year includes Rs.0.14 crores considered in Currency Translation Reserve due to translation of non-integral foreign subsidiaries.

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet
Rs. in crores

		As at 31.03.2007		As at 31.03.2006
5.	Investments

	Long Term
i)	Trade (Unquoted)

	Investment in Associate Companies

	Other Investments

	Jasdic Park Company	0.75		0.75
	(480 Shares of J Yen 50,000 each, fully paid-up)
	Less: Received on liquidation	0.26		0.26
	Less : Provision for diminution	0.49	—	0.49	—

	Intouch Technologies Limited	10.90		10.90
	(833,333 Shares of 20 US cents each, fully paid-up)
	Less : Provision for diminution	10.90	—	10.90	—

	Medbiquitious Services Inc.,	1.57		1.57
	(334,000 shares of ‘A’ series Preferred Stock of US $0.001 each, fully paid-up)
	Less : Provision for diminution	1.57	—	1.57	—

	Avante Global LLC.,	2.54		2.54
	(577,917 class ‘A’ units representing a total value of US $540,750 fully paid-up )
	Less : Provision for diminution	2.54	—	2.54	—

ii)	Non Trade (Unquoted)

	National Savings Certificates,VIII Series
	(Lodged as security with government authorities )		—		—

			—		—

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

			Rs. in crores

		As at	As at
		31.03.2007	31.03.2006

6.	Deferred Tax Assets (net)

	Debtors	11.83	11.02
	Advances	1.43	1.43
	Fixed Assets	(24.13)	(25.38)
	Others	54.54	17.55

		43.67	4.62

7.	Inventories

	Traded software and hardware	0.02	0.19

8.	Sundry Debtors (Unsecured)

	Considered good *
	(a) Over six months old	25.95	14.19
	(b) Other debts	1,717.22	1,154.23

		1,743.17	1,168.42
	Considered doubtful	98.53	85.13

		1,841.70	1,253.55
	Less: Provision for doubtful debts	98.53	85.13

		1,743.17	1,168.42

	* Debtors include Unbilled Revenue - Rs. 163.24 crores ( 2006 - Rs. 182.88 crores )

9.	Cash and Bank Balances*

	Cash on hand	0.08	0.14

	Balances with Scheduled Banks
	- on Current accounts	424.29	1,026.92
	- on Deposit accounts	3,371.26	1,909.16
	Unclaimed Dividend Accounts	6.33	5.05

	Balances with Non-Scheduled Banks**
	- on Current Accounts	178.53	126.27
	- on Deposit Accounts	10.93	44.16

		3,991.42	3,111.70

	*Includes unutilised amount of ADS issue proceeds - Rs. Nil ( 2006 - Rs. 262.20 crores )
	**Refer note (i) of schedule18

10.	Loans and Advances

	(Considered good unless otherwise stated)

	Loans and Advances
	Secured - Loans	0.04	0.11

	Unsecured - Advances recoverable in cash or in kind or for value to be received	139.51	108.02
	- Deposits	90.06	76.19
	Considered doubtful - Advances	23.21	17.25

		252.82	201.57
	Less: Provision for doubtful advances	23.21	17.25

		229.61	184.32

11.	Liabilities

	Sundry Creditors
	- Dues to small scale industrial undertakings	—	—
	- Dues to other than small scale industrial undertakings	415.69	330.92
	Advances from Customers	1.74	1.41
	Unearned Revenue	87.52	52.68
	Investor Education Protection Fund - Unclaimed Dividends	6.33	5.05
	Interest accrued but not due on loans	0.47	—
	Other Liabilities	62.78	46.98

		574.53	437.04

12.	Provisions

	Provision for Taxation (Less payments)	62.05	36.94
	Proposed Dividend (Including tax thereon)	195.15	186.85
	Provision for Gratuity and Leave Encashment	162.93	52.16

		420.13	275.95

Satyam Computer Services Limited
Schedules forming part of the Consolidated Profit and Loss Account

			Rs. in crores

		Year ended	Year ended
		31.03.2007	31.03.2006

13.	Other Income

	Interest on Deposits - Gross {Tax Deducted at Source Rs. 37.12 crores} ( 2006 - Rs. 25.96 crores )	167.26	116.24
	Profit on sale of Long Term Investments	—	216.43
	Gain/(Loss) on exchange fluctuations (net)	11.88	(2.10)
	Provision no longer required written back	—	0.89
	Miscellaneous Income	4.14	1.79

		183.28	333.25

14.	Personnel Expenses

	Salaries and bonus	3,553.42	2,595.48
	Contribution to Provident and other funds	267.44	188.86
	Staff welfare expenses	21.08	20.44
	Employee stock compensation expense	15.99	(0.08)

		3,857.93	2,804.70

15.	Cost of software and hardware sold

	Opening inventory	0.19	0.19
	Add: Purchases (net of returns)	2.10	2.00
	Less: Closing inventory	0.02	0.19

		2.27	2.00

16.	Operating and Administration Expenses

	Rent	100.75	78.03
	Rates and taxes	26.76	16.23
	Insurance	17.33	14.65
	Travelling and conveyance	397.89	253.70
	Communication	78.70	82.72
	Printing and stationery	9.62	6.91
	Power and fuel	37.89	29.24
	Advertisement	3.92	9.57
	Marketing expenses	64.13	64.56
	Repairs and maintenance
	- Buildings	2.76	1.65
	- Machinery	18.85	11.64
	- Others	29.84	21.23
	Security services	4.97	3.11
	Legal and professional charges	147.52	106.43
	Provision for doubtful debts and advances	19.55	11.83
	Loss on sale of Fixed assets (net)	0.88	0.93
	Directors’ sitting fees	0.04	0.04
	Auditors’ remuneration	4.21	1.69
	Donations and contributions	3.63	3.73
	Subscriptions	3.15	2.15
	Training and development	24.91	16.20
	Research and development	1.29	2.45
	Software charges	21.89	24.50
	Managerial Remuneration
	- Salaries	1.66	0.35
	- Commission	0.95	0.91
	- Contribution to P.F.	0.04	0.04
	- Others	0.23	0.19
	Visa charges	44.74	32.53
	Miscellaneous expenses	19.07	22.50

		1,087.17	819.71

17.	Financial Expenses

	Interest on Export packing credit	0.22	0.04
	Interest on working capital loans	6.31	1.86
	Interest on term loans	1.45	0.49
	Other finance charges	7.94	3.15

		15.92	5.54

Satyam Computer Services Limited

18. Notes to Accounts
a)	List of domestic and foreign subsidiaries, joint ventures and associate considered for consolidation:-

			Extent of holding
		Country of	(%) as at March 31,
Sl. No.	Name of the Company	Incorporation	2007

	Subsidiaries :
1.	Nipuna Services Limited	India	100.00
2.	Satyam Computer Services (Shanghai) Co. Ltd	China	100.00
3.	Satyam Technologies, Inc.	USA	100.00
4.	Knowledge Dynamics Pte.Ltd. @	Singapore	100.00
5.	Citisoft Plc. *	UK	100.00
	Associate :
6.	Sify Limited #	India	—
	Joint Ventures :
7.	CA Satyam ASP Private Limited	India	50.00
8.	Satyam Venture Engineering Services Private Limited	India	50.00

@	Knowledge Dynamics has been consolidated with effective date of October 01, 2005, the date of acquisition.

*	Citisoft Plc has been consolidated with effective date of May 12, 2005, the date of acquisition.

#	Sify Limited ceased to be an associate from November 09, 2005.
The reporting date for all the above companies is March 31 except as following:
•	Satyam Computer Services (Shanghai) Co. Ltd. — December 31.

•	Satyam Technologies Inc. — December 31.

			Extent of holding
		Country of	(%) as at March 31,
Sl. No.	Subsidiaries of Knowledge Dynamics Pte Ltd	Incorporation	2007

1.	Info On Demand SDN BHD	Malaysia	100.00
2.	Knowledge Dynamics Private Limited	India	99.99
3.	Knowledge Dynamics USA Inc.	USA	98.00

			Extent of holding
		Country of	(%) as at March 31,
Sl. No.	Subsidiaries of Citisoft Plc.	Incorporation	2007

1.	Citisoft Inc.	USA	100.00

b)	Associate Stock Option Schemes
1)	Stock Option Scheme of Satyam Computer Services

i)	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI guidelines on Stock Options)
In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP”). Satyam Computer Services subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in Satyam Computer Services. In turn, the Trust periodically grants to eligible employees warrants to purchase equity shares held by Trust for the issuance to the employees. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.
At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase Satyam Computer Service’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of Satyam Computer Services at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for

Satyam Computer Services Limited

conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.
ii)	Scheme established after SEBI Guidelines on Stock Options
Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.
Satyam Computer Services established a scheme “Associate Stock Option Plan — B” (ASOP — B) for which 83,454,280 equity shares of Rs. 2 each were earmarked. Upon vesting, associates have 5 years to exercise these shares.
Accordingly, options (net of cancellations) for a total number of 19,976,210 equity             shares of Rs. 2 each were outstanding as at March 31, 2007 (2006 — 45,605,388).
Changes in number of options outstanding were as follows:

	Year ended March 31,
Options	2007	2006

At the beginning of the year	45,605,388	53,660,630
Granted	Nil	6,579,552
Exercised	(17,448,659)	(9,039,604)
Cancelled	(8,180,519)	(5,595,190)
At the end of the year	19,976,210	45,605,388

iii)	Associate Stock Option Plan (ADS)
Satyam Computer Services has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of Satyam Computer Services. Under the scheme 5,149,330 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).
Accordingly, options (net of cancellation) for a total number of 1,461,064 ADS (2006 — 1,991,342) representing 2,931,908 equity shares of Rs. 2 each were outstanding as at March 31, 2007 (2006 — 3,982,684).
Changes in number of options outstanding were as follows:

	Year ended March 31,
Options	2007	2006

At the beginning of the year	1,991,342	2,515,802
Granted	20,000	320,430
Exercised	(424,136)	(664,446)
Cancelled	(126,142)	(180,444)
At the end of the year	1,461,064	1,991,342

iv)	Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)
Satyam Computer Services has established a scheme “Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)” to be administered by the Administrator of the ASOP — RSUs, a committee appointed by the Board of Directors of Satyam Computer Services. Under the scheme 13,000,000 equity shares are reserved to be issued to eligible associates at a price to be determined by the Administrator which shall not be less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. The maximum time available to exercise the warrants upon vesting is five years from the date of vesting.
Accordingly, options (net of cancellations) for a total number of 3,293,140 ASOP-RSUs equity shares of Rs. 2 each were outstanding as at March 31, 2007 ( 2006 — Nil ).

Satyam Computer Services Limited

	Year ended March 31,
Options	2007	2006

At the beginning of the year	—	—
Granted	3,293,140	—
Exercised	—	—
Cancelled	—	—
At the end of the year	3,293,140	—

v)	Associate Stock Option Plan — RSUs(ADS) (ASOP — RSUs(ADS))
Satyam Computer Services has established a scheme “Associate Stock Option Plan — RSUs (ADS)” to be administered by the Administrator of the ASOP — RSUs (ADS), a committee appointed by the Board of Directors of Satyam Computer Services. Under the scheme 13,000,000 equity shares minus the number of shares issued from time to time under the Associate Stock Option Plan — RSUs are reserved to be issued to eligible associates at a price to be determined by the Administrator not less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. The maximum time available to exercise the warrants upon vesting is five years from the date of vesting.
Accordingly, options (net of cancellation) for a total number of 236,620 ASOP-RSUs (ADS) (2006 — Nil) representing 473,240 equity shares of Rs. 2 each were outstanding as at March 31, 2007 (2006 — Nil)

	Year ended March 31,
Options	2007	2006

At the beginning of the year	—	—
Granted	236,620	—
Exercised	—	—
Cancelled	—	—
At the end of the year	236,620	—

2)	Stock Option Scheme of Nipuna Services
In April 2004, Nipuna Services established its Employee Stock Option Plan (the “ESOP”) for its employees. The exercise price is equal to the fair market value on the date of the grant. These options vest over a period ranging from two to four years, starting with 33.33% in the second year, 33.33% in the third year and remaining 33.34% in the fourth year from the date of grant. Upon granting, they are subject to lock in period of one year.

	Year ended March 31,
Options	2007	2006

At the beginning of the year	1,215,506	813,578
Granted	324,000	655,000
Exercised	—	—
Cancelled	(540,804)	(253,072)
At the end of the year	998,702	1,215,506

As at March 31, 2007, 998,702 (2006 — 1,215,506), options (net of cancellations) at weighted average exercise price of Rs. 80 being the fair market value per share were outstanding.

Satyam Computer Services Limited

c)	Pro forma disclosure:
In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had the compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro forma amounts of Satyam’s net profit and earnings per share would have been as follows:

		Year ended March 31,
	Particulars	2007	2006

1.	Profit After Taxation and share of loss in associate company (Rs. in crores )
	- As reported (Rs. in crores )	1,404.74	1,141.73
	- Pro forma (Rs. in crores )	1,354.56	1,044.09

2.	Earnings Per Share:
	Basic
	- No. of shares	654,853,959	643,784,984
	- EPS as reported (Rs.)	21.45	17.73
	- Pro forma EPS (Rs.)	20.68	16.22
	Diluted
	- No. of shares	669,705,425	669,626,864
	- EPS as reported (Rs.)	20.98	17.05
	- Pro forma EPS (Rs.)	20.23	15.59

The following assumptions were used for calculation of fair value of grants:

	Year ended March 31,
	2007	2006

Dividend yield (%)	0.78	0.75
Expected volatility (%)	59.01	58.05
Risk-free interest rate (%)	8.00	7.00
Expected term (in years)	0.96	1.26

d)	Convertible Redeemable Cumulative Preference Shares
Nipuna Services issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (preference shareholders) for an aggregate consideration of Rs. 91.01 crores (equivalent to US$20 millions). These Preference shares are to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the preference shareholders relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the preference shareholders based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a. Accordingly, Nipuna has received a notice of conversion of fifty percent of preference shares into equity shares, from its preference share holders, on December 1, 2006. And in January 2007 45,505,000 preference shares have converted into 6,422,267 equity shares of Nipuna. The balance fifty percent preference shares are redeemable at an agreed premium on May 21, 2007. Satyam Computer Services has guaranteed payment of all sums payable by Nipuna to the preference shareholders on redemption of the said preference shares.
Due to the issue of shares by Nipuna Satyam Computer Services’ ownership interest in Nipuna was reduced from 100% as at March 31, 2006 to 76% as at March 31, 2007. The shares issued to the Investors are at amounts per share higher than Satyam Computer Services’ average cost per share. With respect to this transaction, the resulting gain of Rs.45.51 crores during the year ended March 31, 2007 has been recorded as an increase in capital reserve. Since the losses applicable to the minority interest in Nipuna exceeded the minority interest in the equity capital of Nipuna, such excess and further losses have been charged in Satyam’s consolidated statement of income.

Satyam Computer Services Limited

e)	Share application money pending allotment
Amount received from associates of Satyam Computer Services on exercise of stock options, pending allotment of shares is shown as share application money pending allotment.
f)	Secured Loans
Bank Overdraft is secured by way of hypothecation of book debts.
External Commercial Borrowing is secured by way of movable and immovable property.
Working capital loan is secured by way of movable and immovable property.
Export Packing Credit loan is secured by way of hypothecation of book debts.
Vehicles are hypothecated to the Banks as security for the amounts borrowed.
g)	Investments
During May 2005, Satyam Computer Services acquired Citisoft Plc (“Citisoft”), a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry, with operating presence in London, Boston and New York.
Satyam Computer Services acquired 75% of the shareholding in Citisoft for an initial cash consideration of Rs. 62.25 crores (inclusive of acquisition costs) and a deferred consideration of Rs.13.63 crores (equivalent GBP 1.75 million). Satyam Computer Services is also required to pay a maximum earn out consideration amounting to Rs.19.25 crores (equivalent GBP 2.25 million) based on achievement of targeted revenues and profits.
On June 29, 2006, Satyam Computer Services acquired the remaining 25% shareholding for a consideration of Rs. 27.47 crores (equivalent GBP 3.26 million). Satyam Computer Services is also required to pay a maximum earn-out consideration amounting to Rs.30.28 crores (equivalent GBP 3.54 million) based on achievement of targeted revenues and profits and to fund an Employee Benefit Trust (EBT) formed by Citisoft. The obligation to fund the EBT amounting to maximum of Rs. 15.40 crores (equivalent GBP 1.80 million) is contingent on Citisoft achieving certain revenue and profit performance targets. During the quarter ended September 30, 2006, Satyam Computer Services has paid Rs. 7.82 crores (equivalent GBP 0.90 million) to Employee Benefit Trust.
h)	Land
Satyam Computer Services acquired 14.93 acres of land at Hyderabad from Andhra Pradesh Industrial Infrastructure Corporation (APIIC) for an aggregate purchase consideration of Rs.7.21 crores. Non-compliance of certain terms and conditions would attract withdrawal of rebate, which may increase the cost of land.

Satyam Computer Services Limited

i)	Balances with Non-Scheduled Banks

	Rs. In crores
	As at March 31,
Name of the Bank	2007	2006

Balances with Non-Scheduled Banks on Current Accounts
ANZ Grindlays Bank, New York	—	—
Banco Do Brasil, Brazil	0.60	—
Barclays Bank, London	1.37	2.45
Bank of America, Boston	0.40	0.82
Banque Nationale De Paris, Brussels	1.80	—
Banque Nationale De Paris, Euro	—	0.01
Banque Nationale De Paris, Saarbruecken	2.40	0.54
Banque Nationale De Paris, Hague	2.84	3.32
Banque Nationale De Paris, Ireland	1.66	0.42
Banque Nationale De Paris, Italy	0.93	—
Banque Nationale De Paris, France	1.88	1.05
Banque Nationale De Paris, Saudi Arabia	0.19	—
Banque Nationale De Paris, Singapore	0.33	—
Banque Nationale De Paris, Spain	0.60	0.69
Banque Nationale De Paris, Switzerland	0.37	—
Banque Nationale De Paris, Taipei	2.45	2.15
Chase, Canada	0.01	0.05
Chase, Michigan	0.53	0.01
Citibank NA, Bangkok	14.19	11.45
Citibank NA, Chicago	—	1.40
Citibank NA, Denmark	0.58	—
Citibank NA, Dubai	0.08	0.20
Citibank NA, Hong Kong	1.56	0.27
Citibank NA, Hungary	0.18	0.15
Citibank NA, Kuala Lumpur	0.80	0.67
Citibank NA, London	2.25	0.54
Citibank NA, New York	9.42	3.98
Citibank NA, New Zealand	1.37	2.20
Citibank NA, Seoul	10.39	8.27
Citibank NA, Singapore	3.81	2.54
Citibank NA, Johannesburg	2.21	1.51
Citibank NA, Sydney	18.67	6.29
Citibank INTL PLC, Stockholm	0.45	—
Citibank NA, Toronto	2.47	2.24
Commerz Bank, New York	—	—
Dresdner Bank, Saarbruecken	2.82	12.27
Hong Kong and Shanghai Banking Corporation, London	21.09	12.14
Hong Kong and Shanghai Banking Corporation, Shanghai	1.42	1.36
Hong Kong and Shanghai Banking Corporation, Tokyo	3.83	9.79
KSB Bank N V, Brussels	0.95	2.31
Mitsui Sumitomo Bank, Tokyo	0.58	0.65
OCBC Bank, Singapore	0.83	0.30
OCBC Bank, Kuala Lumpur	—	0.11
Pudong Development Bank, Shanghai	—	0.03
Standard Chartered Bank, Singapore	—	—
UBS, Switzerland	7.67	1.39
Unicredit Banca, Italy	0.57	0.90
United Bank, Vienna	39.55	28.71
Wachovia Bank, Atlanta	1.43	1.54
Wachovia Bank, New Jersey	11.00	1.55

	178.53	126.27

Balances held on Deposit Accounts
Banque Nationale De Paris, Singapore	10.09	43.43
Citibank NA, Hungary	0.84	0.73

	10.93	44.16

j)	Segment Reporting
Satyam has adopted AS 17, “Segment Reporting” issued by the Institute of Chartered Accountants of India, which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on consolidated revenues and net income for the companies in Satyam Computer Services. Satyam evaluates operating segments based on the following two business groups:

Satyam Computer Services Limited

•	IT Services, providing a comprehensive range of services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, and infrastructure management services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service provider. Satyam Computer Services’ eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

•	BPO, providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
Satyam’s operating segment information for the year ended March 31, 2007 and 2006 are as follows:
Business Segment

	Rs. In crores
	Year ended March 31, 2007
Description	IT Services	BPO	Elimination	Total

Revenue
Sales to external customers	6,354.40	130.68	—	6,485.08
Inter Segment Sales	1.13	41.01	(42.14)	—

Total Revenue	6,355.53	171.69	(42.14)	6,485.08

Segment result—Profit/(Loss)	1,397.90	(8.63)	—	1,389.27
Interest expense	7.71	8.21	—	15.92
Other income	183.46	(0.18)	—	183.28
Income taxes	151.42	0.59	—	152.01

Profit/(Loss) from ordinary activities	1,422.23	(17.61)	—	1,404.62
Minority Interest	0.12	—	—	0.12

Profit/(Loss) after Tax and share of loss in associate company	1,422.35	(17.61)	—	1,404.74

Other Segment Information
Capital Expenditure	381.13	36.09	—	417.22
Depreciation	133.73	14.71	—	148.44
Non-cash expenses other than depreciation	36.21	0.21	—	36.42

	Rs. In crores
	Year ended March 31, 2006
Description	IT Services	BPO	Elimination	Total

Revenue
Sales to external customers	4,732.14	60.45	—	4,792.59
Inter Segment Sales	12.76	28.14	(40.90)	—

Total Revenue	4,744.90	88.59	(40.90)	4,792.59

Segment result—Profit/(Loss)	1,060.10	(31.27)	—	1,028.83
Interest expense	2.95	2.59	—	5.54
Other income	332.46	0.79	—	333.25
Income taxes	206.95	0.53	—	207.48

Profit/(Loss) from ordinary activities	1,182.66	(33.60)	—	1,149.06
Share of loss in associate company	(7.88)	—	—	(7.88)
Minority Interest	0.55	—	—	0.55

Profit/(Loss) after Tax and share of loss in associate company	1,175.33	(33.60)	—	1,141.73

Other Segment Information
Capital Expenditure	319.54	7.62	—	327.16
Depreciation	126.10	11.18	—	137.28
Non-cash expenses other than depreciation	12.54	0.22	—	12.76

Satyam Computer Services Limited

     Particulars of Segment Assets and Liabilities

	Rs. In crores
	As at March 31, 2007
Description	IT Services	BPO	Elimination	Total

Segment Assets	3,302.98	169.21	(67.82)	3,404.37
Investments	18.27	—	(18.27)	—
Bank Deposits	3,371.84	10.35	—	3,382.19
Other Assets	108.53	0.05	—	108.58

Total Assets	6,801.62	179.61	(86.09)	6,895.14

Segment Liabilities	943.25	57.18	(67.82)	932.61
Other Liabilities	78.79	131.14	—	209.93

Total Liabilities	1,022.04	188.32	(67.82)	1,142.54

	Rs. In crores
	As at March 31, 2006
Description	IT Services	BPO	Elimination	Total

Segment Assets	3,002.79	76.67	(10.90)	3,068.56
Investments	18.27	—	(18.27)	—
Bank Deposits	1,909.59	43.73	—	1,953.32
Other Assets	115.22	—	—	115.22

Total Assets	5,045.87	120.40	(29.17)	5,137.10

Segment Liabilities	663.41	23.54	(10.90)	676.05
Other Liabilities	51.70	87.95	—	139.65

Total Liabilities	715.11	111.49	(10.90)	815.70

     Geographic Segment
     Revenue attributable to location of customers is as follows:

	Rs. In crores
	Year ended March 31,
Geographic location	2007	2006

North America	4,132.28	3,105.68
Europe	1,250.27	907.36
Japan	92.85	67.34
India	296.96	195.85
Rest of the World	712.72	516.36

Total	6,485.08	4,792.59

     Segment assets based on their location are as follows:

	Rs. In crores
	Segment Assets		Addition to fixed assets
	As at March 31,		Year ended March 31,
Geographic location	2007	2006	2007	2006

North America	1343.59	1,675.14	4.14	4.73
Europe	544.15	368.13	12.23	6.99
Japan	57.23	48.71	0.30	0.48
India	1102.67	760.38	394.40	310.18
Rest of the World	356.73	216.20	6.15	4.78

Total	3404.37	3,068.56	417.22	327.16

Satyam Computer Services Limited

k)	Related Party Transactions:
Satyam Computer Services had transactions with the following related parties:
Associate: Sify Limited (ceased to exist as an associate w.e.f. November 09, 2005)
Others: Satyam Foundation Trust and Satyam Associate Trust (Enterprises where trustees are spouses of Whole-time Directors and Key Managerial Personnel) and Satyam Associate Trust (Enterprises where some trustees are Key Managerial Personnel).
Directors and Key Management Personnel: B. Ramalinga Raju, B. Rama Raju, Ram Mynampati, Prof. Krishna G Palepu, Abraham Joseph, A.S. Murthy, Mohan Eddy, G.B.Prabhat (partly employed), D. Subramaniam, V.Srinivas, G. Jayaraman, Shailesh Shah, Vijay Prasad Boddupalli, Manish Sukhlal Mehta, Dr. Keshab Panda, Virender Aggarwal, T R Anand, Ravi Shankar Bommakanti, Venkatesh Roddam, M Satyanarayana, Murali V, Hari T, Deepak Mangla (partly employed), Naresh Jhangiani and Seshadri Krishna.
Summary of the transactions and balances with the above related parties is as follows:
     Transactions:

Rs. In crores
	Year ended March 31,
	2007	2006

Associate
Outsourcing	—	6.25
Fixed Assets	—	5.53
Other Services	—	0.57
Others
Contributions	3.48	3.62

     Balances:

Rs. In crores
	As at March 31,
Others	2007	2006
Advances	5.72	0.71

     Transactions with Directors and Key Managerial Personnel

Rs. In crores
	Year ended March 31,
Nature of Transactions	2007	2006

Remuneration to Whole-time Directors	2.27	0.93
Remuneration to Key Managerial Personnel	24.01	22.26
Professional charges to Director	0.87	0.99
Advances to Key Management Personnel	1.58	1.14

     Balances due to / from Directors and Key Managerial Personnel

Rs. In crores
	As at March 31,
	2007	2006

Remuneration payable to Whole-time Directors	0.45	0.22
Remuneration payable to Key Management Personnel	0.89	0.73
Advances due from Key Management Personnel	0.19	0.40
Professional charges payable to Director	0.87	0.31

i)	Maximum indebtedness from Key Managerial Personnel during the year was Rs. 1.95 crores (2006 — Rs.1.30 crores).

ii)	Options granted and outstanding to the Key Managerial Personnel 2,972,334 {includes 112,163 options granted under ASOP — ADS and 55,000 options granted under ASOP — RSUs (ADS)} (2006 — 5,001,574 {includes 201,640 options granted under ASOP — ADS}).
Options granted and outstanding to Director 1,050,720 {includes 1,025,720 options granted under ASOP — ADS and 25,000 options granted under ASOP — RSUs (ADS)} (2006 — 1,174,704 {includes 1,064,704 options granted under ASOP — ADS}).

Satyam Computer Services Limited

l)	Obligation on long term non-cancelable operating leases
Satyam Computer Services has entered into operating lease agreements for its development centres at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

Rs. In crores
	Year ended March 31,
	2007	2006

Lease rentals (Refer Schedule 16)	100.75	78.03

	As at March 31,
	2007	2006

Obligations on non-cancelable leases
Not later than one year	20.23	18.49
Later than one year and not later than five years	17.20	14.97
Later than five years	1.43	2.58

Total	38.86	36.04

m)	Earnings Per Share
At the Annual General Meeting of Satyam Computer Services held on August 21, 2006, the shareholders approved a 1:1 bonus issue for all shareholders including the ADS holders i.e. one additional equity share for every one existing equity share held by the members by utilising a part of the general reserves. The record date for the bonus issue was October 10, 2006 and shares were allotted on October 11, 2006. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.
     Calculation of EPS (Basic and Diluted):

		Year ended March 31,
S.No.	Particulars	2007	2006

Basic
1.	Opening no. of shares	648,899,078	638,530,582
2.	Total Shares outstanding	654,853,959	643,784,984
3.	Profit after Taxation and share of loss in associate companies (Rs. in crores )	1,404.74	1,141.73
4.	EPS (Rs.)	21.45	17.73
Diluted
5.	Stock options outstanding	14,851,466	25,841,880
6.	Total shares outstanding (including dilution)	669,705,425	669,626,864
7.	EPS (Rs.)	20.98	17.05

n)	The aggregate amounts of the assets, liabilities, income and expenses related to Satyam’s share in joint venture companies that are consolidated and included in these financial statements are as follows:

Rs. In crores
	Year ended March 31,
Description	2007	2006

Income from Sales and Services	38.38	35.04
Other Income	1.97	0.25

Total	40.35	35.29

Personnel expenses	19.57	16.78
Other expenses	12.74	12.03
Interest	0.09	0.18
Depreciation	2.02	1.79

Total	34.42	30.78

Net Profit	5.93	4.51

Satyam Computer Services Limited

Rs. In crores
	As at March 31,
Description	2007	2006

Secured Loans	0.06	0.07
Unsecured Loans	—	0.50
Fixed Assets	2.96	3.79
Inventories	0.02	0.19
Sundry Debtors	12.12	10.48
Cash and Bank Balances	9.84	3.16
Loans and Advances	3.32	6.24
Interest Accrued on Fixed Deposits	0.03	—
Current Liabilities	6.46	4.62
Provisions	0.61	2.33

o)	Commitments and Contingencies
i)	Nipuna Services Limited (a wholly owned subsidiary—Nipuna) issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid—up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (“Preference shareholders”) for an aggregate consideration of Rs. 91.01 crores (equivalent to US$20 millions). These Preference shares are to be mandatorily converted into such number of equity shares latest by June 2007 or redeemed based on certain provisions in the agreement entered with the preference shareholders relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the preference shareholders based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a.

On November 20, 2006, a Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”) was entered into between the Company, the preference shareholders and Nipuna. Out of the total preference shares, 50% of the preference shares of Rs. 45.51 crores (Equivalent US$10 million) would be redeemed for Rs. 60.10 crores (Equivalent US$13.6 million) at the target date on May 21, 2007 and the balance 50% would get converted into equity shares of Nipuna based on the terms of the existing subscription agreement. The preference shareholders gave Nipuna a Notice of Conversion of Preference Shares and in January 2007, 45,505,000 preference shares have converted into 6,422,267 equity shares of Nipuna.

Further as per the SPRA Agreement, Satyam Computer Services agrees to purchase and the preference shareholders agree to sell these equity shares at an aggregate purchase price based on a formula. If the share purchase closing occurs on or before the share purchase target date (May 21, 2007) then the purchase price would range from a minimum of Rs. 152.57 crores (Equivalent US$35 million) to maximum of Rs. 196.16 crores (Equivalent US$45 million), however if an acceleration event occurs the purchase price would equal Rs. 196.16 crores (Equivalent US$45 million). If the share purchase closing occurs after the share purchase target date then the purchase price shall not be less than Rs. 152.57 crores (Equivalent US$35 million) however if an acceleration event occurs the purchase price shall not be less than Rs. 196.16 crores (Equivalent US$45 million). This is subject to fulfillment of terms and conditions specified in the agreement and obtaining necessary approvals from appropriate authorities. As of March 31, 2007 an acceleration event has occurred.

Satyam Computer Services has guaranteed payment of all sums payable by Nipuna to the preference shareholders on redemption of the said preference shares.

ii)	Bank Guarantees outstanding Rs. 99.46 crores (2006 — Rs. 59.83 crores).

iii)	Contracts pending execution on capital accounts, net of advances, Rs. 164.58 crores (2006 - Rs. 118.89 crores).

iv)	Forward and Options Contracts outstanding Rs. 1,978.98 crores (equivalent US$452.63 millions) {2006 — Rs. 966.36 crores (equivalent US$216.00 millions)}. Gain/ (Loss) on foreign exchange forward contracts which are included under the head gain/ (loss) on exchange fluctuation in the profit and loss account amounted to Rs. 26.64 crores {2006 — (Rs. 3.75 crores)}.

v)	Claims against the company not acknowledged as debts

Income tax and Sales tax matters under dispute — Rs. 22.03 crores (2006 — Rs. 20.38 crores)

vi)	Arrears on 0.05% Convertible Redeemable Cumulative Preference Shares amounting to Rs. 0.14 crores (2006 — Rs. 0.10 crores).

vii)	Contingent consideration payable in respect of acquired subsidiary companies Rs. 75.56 crores (2006 — Rs. 101.72 crores).

viii)	Satyam Computer Services has given a corporate guarantee on behalf of a subsidiary for the loan obtained amounting to maximum of Rs. 87.18 crores (2006 — Rs. 89.24 crores) (equivalent US$20 millions).

ix)	Satyam Computer Services had filed a request for arbitration with the London Court of International Arbitration (“LCIA”) naming Venture Global Engineering LLC, USA (“VGE”) as respondent. The Arbitration concerned a dispute between Satyam

Satyam Computer Services Limited

Computer Services and VGE in connection with their joint venture Satyam Venture Engineering Services Private Limited (“SVES”).
The LCIA Arbitrator issued his Final Award on April 3, 2006 in favour of Satyam Computer Services. Satyam Computer Services has filed a petition to recognize and enforce the Award in the United States District Court in Michigan. VGE has separately filed a declaratory judgment action seeking to refuse enforcement of the Award in the United States District Court in Illinois. Management believes that this will not have any adverse effect upon Satyam’s results of operations, financial condition and cash flows.
p)	The Gratuity Plan
The following table sets forth the status of the Gratuity Plan of the company, and the amounts recognized in the consolidated balance sheets and profit and loss account.

Rs. In crores

Year ended
March 31, 2007

Projected benefit obligation at the beginning of the year	35.34
Current service cost	8.96
Interest cost	2.32
Actuarial loss/(gain)	6.17
Benefits paid	(5.25)

Projected benefit obligation at the end of the year	47.54

Amounts recognised in the balance sheet
Projected benefit obligation at the end of the year	47.54
Fair value of plan assets at end of the year	—

Funded status of the plans — (asset )/ liability	47.54
Liability recognised in the balance sheet	47.54

Gratuity cost for the year
Current service cost	8.96
Interest cost	2.32
Net actuarial (gain)/loss recognised in the year	6.19

Net gratuity cost	17.47

Assumptions
Discount rate	8.00%
Long-term rate of compensation increase	7.00%

Note: This being the first year of disclosure, previous year figures have not been furnished.
q)	Provision For Leave encashment
Effective April 1, 2006, Satyam Computer Services adopted the revised accounting standard on Employee Benefits. Pursuant to the adoption, the transitional obligations of Satyam Computer Services towards leave encashment amounted to Rs. 26.91 crores. As required by the standard, an amount of Rs. 17.52 crores (net of related deferred tax of Rs. 8.86 crores) has been adjusted against general reserves.

Satyam Computer Services Limited

r)	The financial statements are represented in Rs. crores. Those items which were not represented in the financial statements due to rounding off to the nearest Rs. crores are given below:

Rs. In lakhs

		As at March 31,
Schedule No.	Description	2007	2006

5 (ii)	National Saving Certificates, VIII Series (Lodged as security with government authorities)	0.16	0.16

18(i)	Balances with non-scheduled banks
	ANZ Grindlays Bank, New York	0.09	0.09
	Commerz Bank, New York	0.24	0.24
	Pudong Development Bank, Shanghai	0.35	—
	Standard Chartered Bank, Singapore	—	0.49

s)	Reclassification
Figures for the corresponding year have been regrouped, recast and rearranged to conform to those of the current year wherever necessary.

Satyam Computer Services Limited
Consolidated Cash Flow Statement for the Year ended March 31, 2007

Rs. In crores

		Year ended	Year ended
		31.03.2007	31.03.2006

A.	Cash Flows from Operating Activities
	Net Profit Before Interest and Tax	1,421.16	1,246.03
	Depreciation	148.44	137.28
	Loss on sale of Fixed Assets	0.88	0.93
	Profit on sale of shares in Associate Company	—	(216.43)
	Minority Interest	(0.12)	(0.55)

	Cash generated before changes in Working Capital	1,570.36	1,167.26
	(Increase)/Decrease in Inventories	0.17	—
	(Increase)/Decrease in Sundry Debtors	(574.75)	(365.77)
	(Increase)/Decrease in Loans and Advances	(45.29)	(63.23)
	Increase/(Decrease) in Current Liabilities and Provisions	212.11	168.55
	Income Taxes Paid	(157.16)	(154.50)

	Exchange differences on translation of foreign currency cash and cash equivalents	(9.23)	(1.20)

	Net Cash Flow from Operating Activities	996.21	751.11

B.	Cash Flows used in Investing Activities
	Purchase of Fixed Assets	(385.36)	(246.29)
	Acquisition of Citisoft Plc, net of cash acquired	(22.59)	(51.76)
	Acquisition of Knowledge Dynamics Pte Ltd., net of cash acquired	(3.59)	(7.02)
	Proceeds from sale of shares in Associate Company, (net)	—	228.24
	Proceeds from sale of Fixed Assets	2.67	1.66
	Proceeds from Long Term matured Deposits	1,795.50	—
	Investment in Long Term Deposits	(3,308.41)	—
	Interest income received	212.96	30.11

	Net Cash Flow used Investing Activities	(1,708.82)	(45.06)

C.	Cash Flows used in Financing Activities
	Proceeds from issue of Share Capital	293.73	138.08
	Receipt of Share Application money pending allotment	7.85	1.78
	Proceeds from Secured Loans	153.38	111.70
	Repayment of Secured Loans	(108.20)	(27.95)
	Financial Expenses Paid	(15.45)	(5.54)
	Dividends Paid	(261.12)	(183.75)

	Net Cash Flow from Financing Activities	70.19	34.32

D.	Exchange differences on translation of foreign currency cash and cash equivalents	9.23	1.20

	Net Increase/(Decrease) in Cash and Cash equivalents during the year	(633.19)	741.57
	Cash and Cash equivalents at the beginning of the year	1,316.20	574.63

	Cash and Cash equivalents at the end of the year	683.01	1,316.20

	Supplementary Information

	Cash and Bank Balances as per Balance sheet	3,991.42	3,111.70
	Less: Long Term Deposits with Scheduled Banks considered as Investments	3,308.41	1,795.50

	Balance considered for Cash Flow Statement	683.01	1,316.20

	The balance of Cash and Cash equivalents include amounts set aside for payment of dividends	6.33	5.05

Figures for the corresponding year have been regrouped, recast and rearranged to conform to those of the current year wherever necessary.

This is the Consolidated Cash Flow Statement referred to in our report of even date.	For and on behalf of the Board of Directors

S. Gopalakrishnan	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director

for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director & Sr. Vice President — Finance	Sr. Vice President (Corp. Governance)
& Company Secretary

Place : Secunderabad Date : April 20, 2007		Place : Secunderabad Date : April 20, 2007